UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 42)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Daniel Stencel

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,972,495
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,972,495
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,972,495
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.9% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 72.8% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 72.8% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 263,894,242 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 263,894,242 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 263,894,242 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.6% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC HOLDINGS LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 72.8% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC HOLDINGS II LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☒
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 92,056,785 (1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 92,056,785 (1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 92,056,785 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 30.6% (1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC HOLDINGS III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 176,696,466 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 176,696,466 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 176,696,466 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 45.5% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 34,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase 45,000 shares of Series H Convertible Preferred Stock and the conversion of such shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 34,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, and 554,221 shares of currently outstanding common stock underlying an option to purchase common stock.
(2)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG HOLDINGS, LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☒
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 52,217,318 (1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 52,217,318 (1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 52,217,318 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 19.9% (1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 18,316 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 8,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 8,500 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 263,894,242 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 263,894,242 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 263,894,242 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.6% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 268,894,242 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 268,894,242 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 268,894,242 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.8% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 176,696,466 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 176,696,466 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 176,696,466 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 45.5% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 34,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase 45,000 shares of Series H Convertible Preferred Stock and the conversion of such shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 34,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, and 554,221 shares of currently outstanding common stock underlying an option to purchase common stock.
(2)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 176,696,466 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 176,696,466 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 176,696,466 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 45.5% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 34,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase 45,000 shares of Series H Convertible Preferred Stock and the conversion of such shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 34,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, and 554,221 shares of currently outstanding common stock underlying an option to purchase common stock.
(2)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS V (GP), L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 181,696,466 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 181,696,466 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 181,696,466 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 46.2% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 34,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase 45,000 shares of Series H Convertible Preferred Stock and the conversion of such shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 34,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, 554,221 shares of currently outstanding common stock underlying an option to purchase common stock, and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 502,808,028 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 502,808,028 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 502,808,028 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.9% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 62,936 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase 45,000 shares of Series H Convertible Preferred Stock and the conversion of such shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 62,936 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, 554,221 shares of currently outstanding common stock underlying an option to purchase, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P., a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 504,974,694 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 504,974,694 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 504,974,694 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 91.1% (1)(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes options to purchase 992,723 shares of common stock issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2015. Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 62,936 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase 45,000 shares of Series H Convertible Preferred Stock and the conversion of such shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 62,936 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, 554,221 shares of currently outstanding common stock underlying an option to purchase, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P., a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P, and a warrant to purchase 14,777,932 shares of common stock.
(2)	Based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

Amendment No. 42 to Schedule 13D

This Amendment No. 42 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), Pegasus Capital Advisors, L.P. (“PCA”), Pegasus Capital Advisors GP, L.L.C. (“PCA GP”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), LSGC Holdings III LLC (“LSGC Holdings III”), PCA LSG Holdings, LLC (“PCA Holdings”), Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Partners V, L.P. (“PPV”), Pegasus Investors V, L.P. (“PIV”), Pegasus Investors V (GP), LLC (“PIVGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012, Amendment No. 23 filed on April 4, 2012, Amendment No. 24 filed on April 24, 2012, Amendment No. 25 filed on May 31, 2012, Amendment No. 26 filed on October 1, 2012, Amendment No. 27 filed on September 17, 2013, Amendment No. 28 filed on December 5, 2013, Amendment No. 29 filed on January 8, 2014, Amendment No. 30 filed on January 15, 2014, Amendment No. 31 filed on February 12, 2014, Amendment No. 32 filed on February 21, 2014, Amendment No. 33 filed on April 7, 2014, Amendment No. 34 filed on June 23, 2014, Amendment No. 35 filed on August 4, 2014, Amendment No. 36 filed on August 20, 2014, Amendment No. 37 filed on September 5, 2014, Amendment No. 38 filed on November 25, 2014, Amendment No. 39 filed on February 26, 2015, Amendment No. 40 filed on June 4, 2015, and Amendment No. 41 filed on September 18, 2015.

Except as specifically provided herein, this Amendment No. 42 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 2.	Identity and Background

Item 2 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

(e) As disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on September 3, 2014, the Issuer is, together with several of its affiliates and equity holders and certain other persons, including PCA, a defendant in securities litigation (the “Geveran Case”) brought by Geveran Investments Limited (“Geveran”), and on August 28, 2014, an Order Granting Plaintiff’s Motion for Partial Summary Judgment Under its First Cause of Action for Violation of the Florida Securities and Investment Protection Act (the “August 28 Order”) was granted by the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida (the “Circuit Court”). The August 28 Order was entered on November 30, 2015, awarding Geveran, jointly and severally against each of the defendants, $25,000,000 as recessionary damages, prejudgment interest in the amount of $6,752,280, reasonable attorneys’ fees in the amount of $4,456,787.40 and taxable costs in the amount of $469,061.93, for a total recovery of approximately $36,678,129.33.

The Issuer stated in its Form 8-K filed with the SEC on September 3, 2014, that it believes that the Circuit Court’s partial summary judgment ruling in favor of Geveran was erroneous and that it intends to appeal it to the Florida Fifth District Court of Appeals. The Circuit Court has issued a temporary stay of the execution of the judgment to allow the defendants sufficient time to perfect an appeal seeking review of the August 28 Order. On December 7, 2015, the Issuer posted an appeal bond in support of its appeal of the August 28 Order.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Series K Securities Issuance

On December 7, 2015, as contemplated by the previously disclosed Preferred Stock Subscription and Support Agreement (the “Subscription Agreement”) among Lighting Science Group Corporation (the “Issuer”), LSGC Holdings III and PPIV, and to facilitate support for the Appeal Bond (as defined below), the Issuer issued to PPIV 20,106.03 units of the Issuer’s securities (the “Series K Securities”), with each unit consisting of (a) one share of the Issuer’s Series K Preferred Stock (the “Series K Preferred Stock”) and (b) a warrant to purchase 735 shares of common stock of the Issuer in consideration of PPIV providing assistance to the Issuer with securing an appeal bond in the amount of up to $20,106,028.29 (the “Appeal Bond”) on the terms set forth in a General Indemnity Agreement and related side letter entered into by and among the Issuer, PPIV and the issuer of the Appeal Bond (the “Appeal Bond Agreements”). In total, the Issuer issued 20,106.03 shares of Series K Preferred Stock and a warrant to purchase 14,777,932 shares of the Issuer’s common stock (the “Appeal Bond Warrant”) to PPIV.

The Series K Preferred Stock has the designations, preferences, voting rights and other special rights set forth in the Certificate of Designation of Series K Preferred Stock (the “Series K COD”), which was filed as Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on September 17, 2015. The Series K Preferred Stock is senior to the Issuer’s Series H Convertible Preferred Stock (the “Series H Preferred Stock”), the Issuer’s Series I Convertible Preferred Stock (the “Series I Preferred Stock”), the Series J Convertible Preferred Stock (the “Series J Preferred Stock”) and the Issuer’s common stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Issuer. Depending on whether the Appeal Bond has been drawn or fully released, the Series K COD requires the Issuer to redeem the outstanding shares of Series K Preferred Stock in the event of a liquidation, dissolution or winding up of the Issuer or an earlier change of control or “junior security redemption,” which includes events triggering a redemption of the outstanding shares of Series H Preferred Stock, Series I Preferred Stock or Series J Preferred Stock.

As disclosed in Item 2(e) and in the Issuer’s Current Report on Form 8-K filed with the SEC on September 3, 2014, the Issuer is, together with several of its affiliates and equity holders and certain other persons, including PCA, a defendant in the Geveran Case. On November 30, 2015, the August 28 Order was entered. The Issuer posted the Appeal Bond in support of its appeal of the August 28 Order upon entry thereof and, pursuant to the Subscription Agreement, PPIV assisted the Issuer in securing the Appeal Bond.

Pursuant to the Subscription Agreement, the Issuer also agreed to commence a rights offering of the Series K Securities pursuant to which it will offer all holders of common stock and securities convertible into common stock (other than derivative securities issued pursuant to the Issuer’s equity-based compensation plan and employee stock purchase plan) the right to purchase a pro rata share of a like number of Series K Securities as the number issued to PPIV (the “Rights Offering”). The Series K Securities offered pursuant to the Rights Offering will be issued in exchange for a commitment from any exercising holder to fund an amount equal to the product obtained by multiplying (i) the number of Series K Securities to be acquired by such holder by (ii) $1,000, with such commitment to be payable when, as and if the Appeal Bond is drawn upon. If an exercising holder fails to fund its obligations in accordance with the terms of the Series K COD, PPIV will remain obligated to fund the applicable amount of the Appeal Bond. The Issuer agreed to use its reasonable best efforts to file and have declared effective a registration statement relating to the Rights Offering as soon as reasonably practicable after the entry of the August 28 Order.

Pursuant to the Series K COD, in the event of a claim on the Appeal Bond resulting in a payment by PPIV to the issuer of the Appeal Bond, such as a loss on appeal and collection of the bond amount from PPIV pursuant to the Appeal Bond Agreements, the outstanding shares of Series K Preferred Stock will be retained by the holders who have satisfied their obligations to fund their portion of the Appeal Bond in accordance with the terms of the Series K COD (the “Funding Series K Holders”). The Series K COD provides that, following the release or satisfaction in full of the commitments under the Appeal Bond, the Issuer will cancel for no additional consideration all of the shares of Series K Preferred Stock issued to PPIV and the Funding Series K Holders except a number of shares equal to the product of (x) the number of shares of Series K Preferred Stock held by such holder and (y) a fraction, the numerator of which is the aggregate amount of payments made by such holder with respect to funding the Appeal Bond and the denominator of which is the aggregate liquidation value (calculated by multiplying the number of shares held by such holder by $1,000) of such shares of Series K Preferred Stock, rounded down to the nearest whole share. In the event that the Issuer wins the appeal of the August 28 Order, upon the expiration or termination of the Appeal Bond, all shares of Series K Preferred Stock will be cancelled for no consideration.

The Appeal Bond Warrant will be exercisable beginning on the date that the Appeal Bond has been fully drawn or all commitments thereunder have been released and ending on the earlier of: (i) December 31, 2025, (ii) the date on which the Issuer consummates a Qualified Public Offering (as defined in the Appeal Bond Warrant), or (iii) the date of any Change of Control (as defined in the Appeal Bond Warrant). The Appeal Bond Warrant will be exercisable at an exercise price of $0.12 per share, subject to adjustments as provided in the Appeal Bond Warrant. PPIV and any Funding Series K Holders will retain the Appeal Bond Warrant(s) issued to such holders as consideration for their agreement to support the Appeal Bond regardless of whether such holders are required to make payments with respect to funding the Appeal Bond.

The Appeal Bond Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Appeal Bond Warrant, which is filed as Exhibit 99.1, and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to common stock, existing preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to its investment decision. Also, the Reporting Persons and/or their affiliates have had and will continue to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein and/or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) Items 7 through 11 and 13 of each of the cover pages of this amended Schedule 13D are incorporated herein by reference. Such information is based on 211,756,727 shares of common stock outstanding as of November 10, 2015, according to the Issuer’s Form 10-Q filed with the SEC on November 13, 2015.

(c) The information in Item 4 is incorporated herein by reference.

In addition, on November 19, 2015, certain shares of restricted common stock of the Issuer previously granted by the Issuer’s Board of Directors (the “Board”) directly to Pegasus Capital Advisors IV, L.P. (“Pegasus Advisors IV”)

as director fees in respect of the service of Craig Cogut and Richard H. Davis, Jr. on the Issuer’s Board were cancelled in exchange for options to purchase the Issuer’s common stock that were granted directly to Pegasus Advisors IV. In exchange for options to purchase 451,238 shares of common stock of the Issuer, 200,000 shares of restricted common stock of the Issuer granted in respect of Mr. Cogut’s Board service were cancelled, and in exchange for options to purchase 541,485 shares of common stock of the Issuer, 240,000 shares of restricted common stock of the Issuer granted in respect of Mr. Davis’ Board service were cancelled. The options to purchase common stock of the Issuer will be exercisable on January 1, 2016 at an exercise price of $0.13 per share, and expire on November 19, 2025.

Because Mr. Cogut and Mr. Davis, each employees and/or partners, as the case may be, of Pegasus Advisors IV, serve on the Issuer’s Board as representatives of Pegasus Advisors IV and its affiliates, each of Mr. Cogut and Mr. Davis do not have a right to any of the Issuer’s securities issued as director fees and Pegasus Advisors IV is entitled to receive all director fees payable by the Issuer in respect of Mr. Cogut’s and Mr. Davis’ Board positions. All securities issued as director fees for Mr. Cogut’s and Mr. Davis’ Board service were accordingly issued directly to Pegasus Advisors IV. Pegasus Capital Advisors IV GP, L.L.C. (“Pegasus Advisors IV GP”) is the general partner of Pegasus Advisors IV and Mr. Cogut is the sole owner and managing member of Pegasus Advisors IV GP.

Except as set forth herein and/or in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(f) of Amendment No. 39 to this Schedule 13D is incorporated by reference herein.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Appeal Bond Warrant is filed as Exhibit 99.1 to this Amendment No. 42 to Schedule 13D and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Warrant to Purchase Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 2015

LED HOLDINGS, LLC

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PP IV LED, LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS III LLC

By:	Pegasus Partners V, L.P.,
its sole member

By:	Pegasus Investors V, L.P.,
its general partner

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,
its managing member

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS V, L.P.

By:	Pegasus Investors V, L.P.,
its general partner

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS V, L.P.

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS V (GP), L.L.C.

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

/s/ Craig Cogut
CRAIG COGUT